United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 1-SA
☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A or ☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

COMMONWEALTH THOROUGHBREDS LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 West Loudon Ave, Suite 210, Lexington, Kentucky 40508

(Full mailing address of principal executive offices)

(323) 378 5554

(Issuer’s telephone number, including area code)

COMMONWEALTH THOROUGHBREDS LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “Commonwealth Thoroughbreds,” “our company,” or the “Company” refer to Commonwealth Thoroughbreds LLC, a Delaware series limited liability company.

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, its Manager, Commonwealth Markets Inc., each Series of the Company and the Commonwealth Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Commonwealth Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things:

●

Our ability to purchase interests in competitive Thoroughbreds depends on our ability to maintain relationships with leading racing operations, trainers, bloodstock agents, consultants, and Thoroughbred owners.

●

The current challenging operating environment for racetracks could cause the number of racetracks, racing days, and races to decrease, which would likely reduce the total purses available to Thoroughbred owners.

●	Injury, infertility, or death of a Series’ Thoroughbred, which cannot always be fully covered by insurance, could diminish revenue and net asset values.
●	We rely on third parties to provide training, boarding, maintenance, and veterinary care of the Thoroughbreds in which our Series hold interests.
●

The market for Thoroughbreds depends on the state of the economy and other factors that are difficult to accurately predict, such as the amount of money available for investment purposes, the level of interest of foreign and domestic investors and enthusiasts in horse racing, the availability of purses and racing opportunities, the attractiveness of other investments, and currency exchange rates.

●	Our failure to accurately evaluate a Thoroughbred’s ability to compete successfully due to intangible behavioral factors that affect performance.
●	Increased government regulation of the Thoroughbred racing industry.

All forward-looking statements attributable to us are expressly qualified in their entirety by the risks and uncertainties listed above, as well as those described in greater detail in our annual Report on Form 1-K under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commonwealth Thoroughbreds LLC is a Delaware series limited liability company formed on June 12, 2019. The Company’s manager is Commonwealth Markets Inc., a Delaware corporation. The Company aims to provide horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire a diversified portfolio of equity interests in Thoroughbreds and equine assets through the Commonwealth Platform, our website and related proprietary application. As of the date of this Semiannual Report, the Company has completed offerings in six Series which have admitted investors and acquired equine assets. Two offerings were terminated without admitting investors. The Company currently expects to conduct additional offering in the fourth quarter of 2022.

Our principal objective will be to acquire interests in Thoroughbreds with the pedigree, conformation, and athletic potential to compete successfully, thereby creating opportunities to generate revenue, provide long and short-term capital appreciation, and ultimately distribute Free Cash Flow to equity investors in the Series that hold the underlying equine assets. “Free Cash Flow” is defined as the net income (as determined under U.S. GAAP) generated by the Series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Series’ Thoroughbred asset.

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and accompanying footnotes included in this Offering Circular. See “Index to Financial Statements.”

Operating Results

During the second half of 2021, eight Series offerings were qualified, four Series held initial or final closings of their offerings, and one Series terminated its offering when the designated Thoroughbred was sold in a claiming race before the Series admitted any members. During the six month ended June 30, 2022, the Company conducted two Series offerings. Additionally, the Company completed the offerings for Series Swing Shift, Series I Got A Gal, and Series We The People.

Revenues

Revenues are generated at the Series level. During the six-month periods ended June 30, 2022, and 2021 the Company generated $1,199,200 and $0 in revenues, respectively.

Race earnings in 2022 were attributed to:

Series Name	Underlying Asset	Race Earnings
Series I Got A Gal	I Got A Gal	$6,441
Series Steinbeck (1)	Steinbeck	1,177
Series Country Grammer	Country Grammer	1,150,475
Series We The People	We The People	33,025
Series Swing Shift	Swing Shift	8,082
Total		$1,199,200

(1) Does not include a loss of $1,302 sustained when Steinbeck was sold in a $30,000 claiming race.

Operating Expenses

The Company incurs legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the offerings by its Series. During the six-month periods ended June 30, 2022 and 2021, these organizational expenses totaled $48,229 and $128,416, respectively. These organizational expenses were recorded as operating expenses by the Company and as a corresponding capital contribution by the Manager. The Manager will be entitled to receive an organizational fee equal to 3.0% of the proceeds received from the initial offering of each Series of Units as reimbursement for organizational expenses.

The Company also incurs racehorse management, general and administrative, loss on disposal of thoroughbred assets and depreciation expenses. In general, racehorse management expenses represent the pro rata portion of the Series Thoroughbred’s training, boarding, healthcare, travel and insurance expenses that each Series pays to our racing stable co-manager, based on the Series’ ownership interest. During the six-month periods ended June 30, 2022 and 2021, racehorse management expenses totaled $63,413 and 34,325, respectively. General and administrative expenses totaled 1,302 and $3,411 respectively. Loss on disposal of Thoroughbred assets totaled $1,302 and $0, respectively. Depreciation expenses totaled $23,264 and $7,012 respectively.

As a result of operations, the Company generated net income of $1,306,141 for the six months ended June 30, 2022 after incurring a net loss of $173,625 during the corresponding period of 2021.

Liquidity and Capital Resources

As of June 30, 2022, the Company had $1,570,605 in cash, and current financial liabilities including $52,753 of accounts payable, $2,184 of accrued interest, accrued income taxes $350,000, accrued distributions of 9,773, and $3,833 of notes payable. As of December 31, 2021, the Company had $112,069 in cash, and current financial liabilities including accounts payable of $41,753, a $48,335 note payable and $1,335 of associated accrued interest.

From inception, the Company has financed its own business activities and those on behalf of its Series through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as a Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series.

Each Series will repay any loans used to acquire its underlying asset, plus accrued interest, with proceeds generated from the closing of the offering of the Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an underlying asset for another Series. To the extent a Series repays less then all of a loan and acquires a smaller interest in a Thoroughbred, the Company will transfer the residual interest in the Thoroughbred in repayment of the loan.

Plan of Operations

The Company plans to launch additional offerings, the proceeds from which will be used to acquire additional Thoroughbred assets. In doing so, the Company intends to continue its relationships with WinStar and other racing operations. The Company also intends to continue engaging in racing, sales, and breeding activities, the commencement of which will depend on the stage of development and training of Thoroughbreds when they are acquired. We intend these activities will generate revenues for each Series to cover, in whole or in part, the ongoing post-closing operating expenses of the Series. However, a Thoroughbred racing and breeding business is subject to numerous risks, and there can be no assurance that the Thoroughbred assets of any series will produce sufficient revenue to cover its operating expenses, much less fund distributions to its Unit holders. See “Cautionary Statement Regarding Forward-Looking Statements.”

A substantial portion of the proceeds from each Offering will be used to establish reserves to cover boarding, training, medical and other operating expenses until such time as the Series would be able to generate racing revenue sufficient to cover these ongoing operations.

Trend Information

For a description of the Thoroughbred industry, including trends that could affect the financial condition and operations of each series of the Company, see the “Thoroughbred Industry” section of our 2021 Annual Report on Form 1-K, starting on page 18.

Item 2. Other Information

In January 2022, the Company closed out Series Steinbeck and began the distribution process. The proceeds were made available in accordance with our Distribution Policy.

On January 12, 2022, Series Country Grammer and WinStar sold a 50% undivided interest in Country Grammer to Zedan Racing Stables Inc. (“Zedan”) for total consideration of $875,000. Following the sale, the ownership interests in Country Grammer are Zedan 50%; WinStar 35%; Commonwealth Thoroughbreds Series Country Grammer 14.7%, and the Manager 0.3%.

On January 26, 2022, the Manager paid the outstanding balance of $10,000 on the Biko related note payable. (See Note 3)

In February 2022, the Company conducted multiple closings of the Series Swing Shift Offering, receiving offering proceeds of $102,850, issuing 2,057 Units, and acquiring a 9.3% interest in Swing Shift.

On February 22, 2022, the Company conducted an initial closing of the Series We The People Offering, accepting subscriptions in the amount of $59,600, issuing 1,192 Units, and acquiring a 9.3% interest in We The People.

On March 1, 2022, the Company elected to terminate the Series Winged Foot Offering. The Company did not solicit and received no subscriptions for Series Winged Foot Units, and the option expired.

On February 26, 2022, Country Grammer placed second in the Saudi Cup which featured a $20 million purse. On March 26, 2022, Country Grammer won the Dubai World Cup which featured a $12 million purse. Country Grammer has collective earnings in 2022 of approximately $10.5 million from the two races. As a result, Series Country Grammer received approximately $1.1 million from the net race winnings during the first six months of 2022.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Commonwealth Thoroughbreds LLC

Commonwealth Thoroughbreds LLC

Balance Sheets

As of June 30, 2022 (unaudited) and December 31, 2021

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash	$1,570,605	$112,069
Accounts receivable	60,723	20,599
Other current assets	171	171
Total current assets	1,631,499	132,839
Long-term assets
Thoroughbred assets, net of accumulated depreciation	136,211	102,199
TOTAL ASSETS	$1,767,710	$235,038
LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Accounts payable	$52,753	$41,753
Accrued distributions	9,773	-
Accrued income taxes	350,000	-
Accrued interest – related party	2,184	1,335
Notes payable – related party	3,833	48,335
Total liabilities	418,543	91,423
Member's Equity
Membership interest	810,634	753,723
Subscription in Series, net	401,982	209,481
Retained earnings (deficit)	136,551	(819,589)
Total Member's Equity	1,349,167	143,615
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,767,710	$235,038

See Notes to Financial Statements (unaudited)

Commonwealth Thoroughbreds LLC
Statements of Operations
Six-month periods ended June 30, 2022 and 2021

	2022	2021
Revenues	$1,199,200	$-
Operating expenses
Racehorse management	63,413	34,325
Legal and professional services	48,229	128,416
General and administrative	1,302	3,411
Depreciation	23,264	7,012
Total operating expenses	136,208	173,164

Income (loss)	1,062,992	(173,164)

Other expenses

Interest (expense)	(852)	(461)
Gain on sale of Thoroughbred asset	244,000	-
Income tax expense	(350,000)	-

Net income (loss)	$956,140	$(173,625)

Net income (loss) per unit:
Basic	$19,122	$(3,472)

Weighted average number of units outstanding:
Basic	50	50

See Notes to Financial Statements (Unaudited). In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Commonwealth Thoroughbreds LLC
Statement of Changes in Member's Equity
Six-month period ended June 30, 2022 (unaudited) and year ended December 31, 2021

	Membership Interest	Subscriptions in Series, Net	Retained Deficit	Total Member’s Equity
Balance December 31, 2020	$463,409	$–	$(462,960)	$449
Subscriptions received in series, net of offering expenses	–	209,481	–	209,481
Member contribution	290,314	–	–	290,314
Net loss	–	–	(356,629)	(356,629)
Balance at December 31, 2021	753,723	209,481	(819,589)	143,615
Subscriptions received in series, net of offering expenses	–	204,303	–	204,303
Member contribution	56,911	–	–	56,911
Distribution from Thoroughbred series	–	(11,802)	–	(11,802)
Net income	–	–	956,140	956,140
Balance at June 30, 2022	810,634	401,982	$136,551	$1,349,167

See Notes to Financial Statements (Unaudited)

Commonwealth Thoroughbreds LLC
Statements of Cash Flows (Unaudited)
Six-month periods ended June 30, 2022 and 2021

OPERATING ACTIVITIES	2022	2021
Net income (loss)	$956,140	$(173,625)
Adjustments to reconcile net income (loss) to net cash used in operations:
Membership contributions (Note 6)	56,911	96,304
Gain on sale of Thoroughbred asset	(244,000)
Depreciation	23,264	7,012
Increase (decrease) in cash due to changes in:
Operating assets and liabilities	303,224	461
Net cash provided by (used in) operating activities	1,095,539	(69,848)
INVESTING ACTIVITIES
Purchase of Thoroughbred assets	(57,275)	-
Proceeds from sale of Thoroughbred asset	262,500	-
Net cash provided by investing activities	205,225	-
FINANCING ACTIVITIES
Payments on notes payable – related party	(44,502)	-
Subscriptions received in series, net of expense	204,303	-
Distribution from Thoroughbred series	(2,029)	-
Member contributions	-	71,174
Net cash provided by financing activities	157,772	71,174
Net cash increase for period	1,458,536	1,326
Cash at beginning of period	112,069	8,017
Cash at end of period	$1,570,605	$9,343
Non-cash investing and financing transactions:
Thoroughbred asset obtained through note payable	$-	$127,123
Distributions accrued	9,773	-

See Notes to Financial Statements (Unaudited)

Commonwealth Thoroughbreds LLC

Notes to Financial Statements (Unaudited)

Six-Month Period Ended June 30, 2022

NOTE 1 - NATURE OF OPERATIONS

Description of Organization and Business Operations

Commonwealth Thoroughbreds LLC (the “Company”) is a Delaware series limited liability company formed on June 12, 2019 and headquartered in Lexington, Kentucky. The Company's fiscal year ends on December 31. Commonwealth Markets Inc. is the sole owner of units of membership interest of the Company. The Company was formed to engage in the business of acquiring and managing Thoroughbred racehorses and related equine breeding and sales activities. The Company has created and expects to continue to create several separate Series of membership interests (the “Series” or “Series”), different Thoroughbred assets will be owned by separate Series, and the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors will acquire units of membership interest (“Units”) of a Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.

Commonwealth Markets Inc. (the “Manager”), a Delaware corporation formed on January 10, 2019, is a technology and marketing company that operates the Commonwealth Platform and App ("the Platform"). The Manager manages the Company, the assets owned by the Company and the assets of each Series.

The Company intends to sell Units in several separate and individual Series of the Company. Investors in any Series acquire a proportional share of the assets, income and liabilities pertaining to a particular Series. The Manager has the authority to conduct the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, as amended and restated from time to time (the “Operating Agreement”). Unit holders have only the limited voting and management rights provided in the Operating Agreement or required by law.

Going Concern and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

From inception, the Company has financed business activities through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of the Manager.

The Company’s and Series’ ability to continue depends upon management’s plan to raise additional funds, capital contributions from the Manager and the ability to achieve profitable operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Offerings

The Company’s offerings are described in the Offering Circular included in the Offering Statement on Form 1-A POS filed with the SEC on September 30, 2021. Proceeds from the offerings will be used to repay the respective loans or options used to acquire the Thoroughbred assets (See Notes 2 and 3) and pay for other offering related fees and expenses.  These will include a fee of $10,000 plus 1% of the amount raised in the offering (excluding any Units purchased by the Manager or its affiliates) payable to the clearing broker upon completion of the offering.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Offering Expenses

Offering Expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to member’s equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for that Series are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. The Manager has agreed to limit the reimbursement of offering expenses by each Series to no more than 10% of the offering proceeds. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

In addition to the discrete offering expenses related to a particular Series, the Manager has also incurred legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of all subsequent offerings. The Manager will receive an Organizational Fee equal to 3.0% of the proceeds received from the offering of each Series of units as reimbursement for these expenses.

Operating Expenses

Operating expenses related to a particular horse include stabling, training, insurance, transportation (other than the initial transportation from the horse’s location to the Manager’s boarding facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, annual audit and legal expenses and other equine-specific expenses as detailed in the Manager’s Allocation Policy. The Company distinguishes between pre-closing and post-closing operating expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Series offering, expenses of this nature that are incurred prior to the closing of an offering of Series are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover operating expenses the Manager may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional units to be issued in order to cover such additional amounts.

Operating expenses incurred prior to the offering’s closing will have been borne by the Manager and not reimbursed.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Thoroughbred Assets

Thoroughbred assets are recorded at cost. The cost of the Thoroughbred includes the purchase price, including any deposits paid by the Manager, the Sourcing Fee, Brokerage Fee and “Acquisition Expenses”, including transportation of the asset to the Manager’s stables, pre-purchase medical examinations, pre-offering expenses, and other costs detailed in the Manager’s Allocation Policy.

The Brokerage Fee and Sourcing Fee are paid from the proceeds of any successfully closed offering. Should an offering be unsuccessful, these expenses do not occur. During the six months ended June 30, 2022, Brokerage Fees paid totaled $1,625 and Sourcing Fees paid totaled $11,282. During the six months ended June 30, 2022, the Company conducted two offerings: Series Swing Shift and Series We The People.

Acquisition expenses related to a particular Series are initially funded by the Manager but may be reimbursed with the proceeds from an offering related to the Series, to the extent described in the applicable offering document. Acquisition expenses are capitalized into the cost of the horse as per the table below. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted as capital contributions.

Depreciation is provided using the straight-line method based on useful lives of the asset. Thoroughbred assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company. The Company reviews the carrying value of Thoroughbred assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors.

Income Taxes

The separate Series have elected and qualify to be taxed as a corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of Accounting Standards Codification (“ASC”) Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Series A-1, the master Series of the Company is taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code.

The Company has recorded a tax provision estimate for the Series Country Grammer based on taxable income incurred in 2022. No tax provision has been recorded for any other Series through June 30, 2022 as each is in a taxable loss position and no future tax benefits can be reasonably anticipated.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles from reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligation under each of its agreements: 1) identify the contract with the customer, 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company generally recognizes revenues upon earning income from its horses at a point in time. Horse racing revenues are generally recorded on a net basis based on the lack of a controlling interest in the horse. The Company and Series are entitled to their share of the net earnings from a race.

Earnings per Membership Unit

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings per membership unit will be computed by dividing net income for that particular Series by the weighted average number of outstanding units in that particular Series during the period. For a period of net loss, basic and diluted earnings per unit are the same as the assumed exercise of stock options and warrants and the conversion of convertible debt are anti-dilutive.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues updates to amend the authoritative literature in ASC. There have been a number of updates to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

On June 12, 2021, the Company executed a $53,623 note with the Manager to finance the purchase of a 33% interest in the filly, I Got A Gal. The note accrued interest of 1.58% and was due within 10 business days of the closing or termination of the Series I Got A Gal offering. As the offering proceeds did not entirely retire the note, the unpaid balance was converted into Series I Got A Gal units at the price per unit as sold in the offering.

In January 2022, the Company closed out Series Steinbeck (See Note 6) and began the distribution process. The proceeds were made available pursuant to the Comnany's Distribution Policy.

On January 12, 2022, Series Country Grammer and WinStar sold a 50% undivided interest in Country Grammer to Zedan Racing Stables Inc. (“Zedan”) for total consideration of $875,000. Following the sale, the ownership interests in Country Grammer are Zedan 50%; WinStar 35%; Commonwealth Thoroughbreds Series Country Grammer 14.7%, and the Manager 0.3%.

In February 2022, the Company conducted multiple closings of the Series Swing Shift Offering, receiving offering proceeds of $102,850, issuing 2,057 Units, and acquiring a 9.3% interest in Swing Shift.

On February 22, 2022, the Company conducted an initial closing of the Series We The People Offering, accepting subscriptions in the amount of $59,600, issuing 1,192 Units, and acquiring a 9.3% interest in We The People.

On March 1, 2022, the Company elected to terminate the Series Winged Foot Offering. The Company did not solicit and received no subscriptions for Series Winged Foot Units, and the option expired.

On February 26, 2022, Country Grammer placed second in the Saudi Cup which featured a $20 million purse. On March 26, 2022, Country Grammer won the Dubai World Cup which featured a $12 million purse. Country Grammer has collective earnings in 2022 of approximately $10.5 million from the two races. As a result, Series Country Grammer received approximately $1.1 million from the net race winnings during the first six months of 2022.

The Manager has paid a total of $891 of rent expense on behalf of the Company during the six-months ended June 30, 2022. The Manager will not seek reimbursement. Additionally, professional fees of $48,229 were incurred at the Manager level to support the Company.

The Manager expects to maintain cash reserves funded from offering proceeds on behalf of each of the Company’s Series to cover the Series’ operating expenses.

During 2022 executives of the Manager provided services to the Company for no compensation at the Manager level or Company level. Management expects in the future these executive services will be compensated through the management fee (see Note 5).

NOTE 4 – REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular Thoroughbred asset and operating expenses related to the management of that asset.

Fees and expenses related to the purchase of an underlying Thoroughbred asset include the offering expenses, acquisition expenses, Brokerage Fee and Sourcing Fee.

Within operating expenses, the Company distinguishes between operating expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing operating expenses are similar in nature and consist of expenses such as stabling, training, insurance and transportation, pre-closing operating expenses are borne by the Manager and may or may not be reimbursed by the Company or the economic members of the Series, as outlined within that particular Series Designation. Post-closing operating expenses are the responsibility of each Series and may be financed through (i) revenues generated by the Series or cash reserves at the Series; (ii) contributions made by the Manager, for which the Manager does not seek reimbursement; (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest; or (iv) issuance of additional Units in a Series.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying Thoroughbred assets or the number of Thoroughbred assets, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

NOTE 5 - DISTRIBUTIONS AND MANAGEMENT FEES

As compensation for identifying and exploring acquisition opportunities, conducting due diligence evaluations of potential Thoroughbred assets, negotiating, and structuring the terms and conditions of acquisitions and other related functions, the Manager will be paid a fee of up to 15% of the cost of acquiring the Thoroughbred Asset from the proceeds of each offering at closing.

As compensation for the services provided by the Manager, the Management Services Agreements for Series other than Series Country Grammer provide that, during a Series Thoroughbred’s racing career, the Manager will be paid a management fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place and the purse was earned. After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series. For Series Country Grammer, the Manager is entitled to a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, which will only become due and payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series.

As of June 30, 2022 the Company has paid $2,029 in distributions.

The Management Agreements for future Series will provide for the following management fees:

●

A training management fee equal to 10% of the training expenses, payable from the offering proceeds at the time training expenses are incurred. The maximum amount of the management training fee is 10% of the amount reserved for payment of training expenses and working capital contingencies.

●

During a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.

●

After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%. “Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended June 30, 2022, continued

NOTE 6 - MEMBER’S EQUITY

Series Subscriptions

As of June 30, 2022, gross subscriptions and units were as follows.

Series Name	Units Offered	Units Tendered	Subscription Amount *
Series Steinbeck (See Note 7)	2,465	1,023	$51,150
Series I Got A Gal	2,966	2,842	142,100
Series Pine Valley	1,336	820	41,000
Series Country Grammer	2,277	1,942	97,100
Series Swing Shift	2,214	2,180	109,000
Series We The People	1,289	1,266	63,350
Total	12,547	10,073	$503,700

*Excludes distributions and closing costs

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single Thoroughbred asset. A series member is entitled to their pro rata share of the net profits derived from the series asset after deduction of expense allocations and direct expenses attributable to the underlying series asset, based on their percentage of the total outstanding membership interest in that series.

NOTE 7 - MEMBER CONTRIBUTIONS

Member contributions primarily reflect the assumption of payables that support the Company’s operating results.  Constructive payments made by the member on behalf of the Company have been included in the statement of cash flows as financing activities.  The Company has treated the other member contributions as noncash activity to better reflect the actual cash movement that benefited the Company. The member contributions during the six months ended June 30, 2022 and 2021 are as follows:

	2022	2021
Other operating expenses incurred by the member	$56,911	$96,304	(b)
Operating expenses paid directly by the member	-	71,174	(a)
Total	$56,911	167,478

(a)	Included in statement of cash flows.

(b)	Added back in operating section of the statement of cash flows to arrive at net cash used in operating activities.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended June 30, 2022, continued

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2022 through September 27, 2022, the date the financial statements were available to be issued. Based on this evaluation, other than the disclosure below, no additional material events were identified which require adjustment or disclosure in the financial statements.

On July 6, 2022, the Company acquired a 30% undivided interest in a Thoroughbred, Kissed by Fire, from Exline-Border Racing for a purchase price of $105,000.

On July 8, 2022, the Company acquired a 25% undivided in a Thoroughbred, Mage, from Marquee Bloodstock for a purchase price of $72,000.

On July 12, 2022, the Company sold Series Swing Shift at the 2022 Fasig-Tipton July HOAA sale for a gross sale price of $150,000.

On July 29, 2022, the Company acquired a 10% undivided interest in a Thoroughbred, Six Missions, from Winstar for a purchase price of $19,000.

On August 18, 2022, the Company acquired a 10% undivided interest in a Thoroughbred, Tshiebwe, from Winstar for a purchase price of $47,500.

On August 30, 2022, the Company acquired a 10% undivided interest in a Thoroughbred, Pensacola, from Winstar for a purchase price of $60,000.

The Manager funded all new horse acquisitions through loans to the Company and will be repaid through proceeds from the respective series to the extent the proceeds from a series offering are not sufficient to repay the entire outstanding balance due on a convertible promissory note, the Manager may elect to convert the unpaid balance of the note into units of the series at the per unit offering price or to acquire the portion of the interest in the underlying Thoroughbred asset that was not  acquired by the series.

Item 4. Exhibits

Exhibit 2.1 – Certificate of Formation (1)

Exhibit 2.2 – Amended and Restated Limited Liability Company Agreement (1)

Exhibit 3.1 – Series Designation for Series A1 (2)

Exhibit 3.2 – Series Designation for Series Country Grammer (3)

Exhibit 3.3 – Series Designation for Series I Got A Gal (7)

Exhibit 3.4 – Series Designation for Series We The People (7)

Exhibit 3.5 – Series Designation for Series Pine Valley (7)

Exhibit 4.1 – Form of Subscription Agreement (6)

Exhibit 6.1(a) – Form of Management Services Agreement for Series Country Grammer and Series Biko (7)

Exhibit 6.1(b) – Form of Management Services Agreement (7)

Exhibit 6.2(a) – Purchase Option, Bill of Sale and Co-Ownership Agreement for Country Grammer (3)

Exhibit 6.2(b) – First Amendment to Purchase Option, Bill of Sale and Co-Ownership Agreement for Country Grammer (4)

Exhibit 6.2(c) – Co-Management Agreement, Country Grammer (5)

Exhibit 6.2(d)  – Country Grammer Agreement of Purchase and Sale among WinStar Farm, LLC, Commonwealth Thoroughbreds LLC, and Zedan Racing Stables Inc. (8)

Exhibit 6.3 – Broker Dealer Agreement with Dalmore Group, LLC (3)

Exhibit 6.4 – Purchase Co-Ownership Agreement, I Got A Gal (7)

Exhibit 6.5 – Purchase Option, Bill of Sale and Co-Ownership Agreement, Pine Valley (7)

Exhibit 6.6 – Purchase Option, Bill of Sale and Co-Ownership Agreement, We The People (7)

Exhibit 8.1 – Escrow Agreement with North Capital Private Securities Corporation for Series Country Grammer (3)

Exhibit 8.2 – Escrow Agreement with North Capital Private Securities Corporation for Series I Got A Gal (7)

Exhibit 8.3 – Escrow Agreement with North Capital Private Securities Corporation for Series Pine Valley (7)

Exhibit 8.4 – Escrow Agreement with North Capital Private Securities Corporation for Series We The People (7)

Exhibit 99.1 – The "Risk Factors" and Thoroughbred Industry" sections of the Company's 2021 Annual Report on Form 1-K. (8)

__________________

(1)	Filed with the Company’s Form 1-A dated December 13, 2019 and incorporated by reference herein.
(2)	Filed with the Company’s Amendment No. 1 to Form 1-A dated January 7, 2020 and incorporated by reference herein.
(3)	Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated April 13, 2021 and incorporated by reference herein.
(4)	Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated June 11, 2021 and incorporated by reference herein.
(5)	Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated July 2, 2021 and incorporated by reference herein.
(6)	Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated July 19, 2021 and incorporated by reference herein.
(7)	Filed with the Company’s Post Qualification Amendment No. 3 to Form 1-A dated September 3, 2021 and incorporated by reference herein.
(8)	Incorporated by reference to Annual Report on Form 1-K filed July 22, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2022	COMMONWEALTH THOROUGHBREDS LLC

By: Commonwealth Markets Inc., its Manager

By: /s/ Brian Doxtator
Name: Brian Doxtator
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian Doxtator Name: Brian Doxtator	Chief Executive and Chief Financial Officer of Commonwealth Markets Inc. (Principal Executive Officer and Principal Financial Officer)	September 27, 2022

/s/ Chase Chamberlin Name: Chase Chamberlin	Head of Equine Operations of Commonwealth Markets Inc.	September 27, 2022

COMMONWEALTH MARKETS INC. By: /s/ Brian Doxtator Name: Brian Doxtator Title: Chief Executive and Chief Financial Officer	Manager	September 27, 2022